UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2017

Commission File Number 001-37889

TOP SHIPS INC.
 (Translation of registrant's name into English)

1 VAS. SOFIAS & MEG. ALEXANDROU STREET 151 24, MAROUSSI ATHENS, GREECE
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
TOP Ships Inc. (the "Company") announced today that since December 20, 2017 it has issued and sold 10,000,000 common shares par value $0.01 per share pursuant to its previously announced purchase agreement by and among the Company and Crede Capital Group LLC dated December 11, 2017 (the "Second Purchase Agreement"). Mainly as a result of these issuances the Company currently has issued and outstanding 89,236,175 shares. As of the date hereof, up to $20.9 million worth of shares is remaining that the Company may sell pursuant to the Second Purchase Agreement.
Furthermore in connection in connection with sales completed under the Second Purchase Agreement, the Exercise Price (as defined in the Warrant Agreement) of the Warrants (the "Warrants") issued in a public offering by the Company pursuant to the warrant agreement dated June 11, 2014 (the "Warrant Agreement") is adjusted to $0.23 and the number of common shares of the Company purchasable by each Warrant is 10.95 Warrant Shares (as defined in the Warrant Agreement). Also, as previously announced, the issuance of the Series C Convertible Preferred Shares constitutes an issuance of Variable Price Securities (as defined in the Warrant Agreement) and that, pursuant to Section 2(d) of the Warrant Agreement, each Holder shall have the right, but not the obligation, to, in any exercise of Warrants, adopt the Variable Price (as defined in the Warrant Agreement) at which the Series C Convertible Preferred Shares are convertible as the Exercise Price of the Warrants.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-215577) that was filed with the SEC and became effective on February 1, 2017.
Forward-Looking Statements
Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC. (registrant)

Dated: December 29, 2017	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer